EXHIBIT 12.1

UNIFIED GROCERS, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS (LOSS) TO FIXED CHARGES

(In thousands, except for ratios)

	Thirteen Weeks Ended December 28, 2013	Fiscal Year
		2013		2012	2011	2010	2009
(1) Earnings (loss):
Net earnings (loss)	$2,789	$(17,644)		$1,953	$7,387	$10,978	$14,755
Income taxes	1,241	(10,082)		(193)	5,273	6,123	7,857
Patronage dividends	2,388	9,609		10,787	12,431	14,038	16,723

Subtotal: Net earnings (loss) before income taxes and patronage dividends	6,418	(18,117)		12,547	25,091	31,139	39,335
Amortization of capitalized interest	25	100		94	115	130	142
Fixed charges	3,206	17,308		14,497	16,212	13,055	13,181
Less: Capitalized interest	(122)	(3,253)		(648)	(2,634)	(397)	(351)

Earnings (loss) (a)	$9,527	$(3,962)		$26,490	$38,784	$43,927	$52,307

(2) Fixed Charges:
Gross rental expense	$4,904	$21,669		$21,865	$22,923	$22,755	$23,792
Less: Estimated rent component	4,677	20,417		20,588	21,687	21,608	22,645

Estimated interest component of rental expense	227	1,252		1,277	1,236	1,147	1,147
Interest expense	2,857	12,803		12,572	12,342	11,511	11,683
Capitalized interest	122	3,253		648	2,634	397	351

Total fixed charges (b)	$3,206	$17,308		$14,497	$16,212	$13,055	$13,181

Ratio of Earnings (loss) to Fixed Charges (a)/(b)	2.97x	(0.23	)x	1.83x	2.39x	3.36x	3.97x

(a)(b)—Cross-reference on page.

(1)	Earnings (loss) used in computing the ratio of earnings (loss) to fixed charges consist of net earnings (loss) before income taxes and patronage dividends, plus amortization of capitalized interest and fixed charges, less capitalized interest.

(2)	Fixed charges consist of the sum of the portion of rental expense that is representative of the interest factor, interest expense (including amortization of deferred financing costs) and capitalized interest.